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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / CHECK THIS BOX IF NO                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB NUMBER:       3235-0287
    LONGER SUBJECT TO                                                                                   EXPIRES: JANUARY 31, 2005
    SECTION 16.  FORM 4 OR    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   ESTIMATED AVERAGE BURDEN
    FORM 5 OBLIGATIONS MAY       Section 17(a) of the Public Utility Holding Company Act of 1935 or     HOURS PER RESPONSE .... 0.5
    CONTINUE.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    INSTRUCTION 1(b).
(Print or Type Responses)
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
1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director             10% Owner
   Carter         Stephen            P.         Woodward Governor Company   WGOV               ----                 ----
---------------------------------------------------------------------------------------------   X   Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year     Vice President,   below)    below)
                                                Person, if an entity                          Chief Financial Officer and Treasurer
   5001 N. Second Street                        (voluntary)               October 25, 2002    -------------------------------------
--------------------------------------------                            --------------------- 7. Individual or Joint/Group Filing
                  (Street)                                              5. If Amendment,          (Check Applicable Line)
                                                                           Date of Original   _X_Form filed by One Reporting Person
                                                                           (Month/Day/Year)   ___Form filed by More than One
   Rockford        IL              61111                                                         Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)

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Woodward Governor
Company Common
Stock            10/25/02    10/25/02      P(*)            136        A      $36.75       2,489             D
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Woodward Governor
Company Common
Stock                                                                                     2,534             I           Stock Plan
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(*) Purchase
pursuant to an
established Rule
10b5-1 Plan--
Officer Stock
Purchase
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FORM 4 (CONTINUED)          TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)


                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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Nonqualified Stock Option
(right to buy)                         $16.625     01/10/1996                                                 11/18/1996 01/17/2006
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Nonqualified Stock Option
(right to buy)                         $23.50      11/18/1996                                                 11/18/1996 11/17/2006
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Nonqualified Stock Option
(right to buy)                         $32.25      11/17/1997                                                 11/17/1997 11/16/2007
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Nonqualified Stock Option
(right to buy)                         $32.00      01/14/1998                                                 01/14/1998 01/13/2008
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Nonqualified Stock Option
(right to buy)                         $22.00      11/16/1998                                                 11/16/1998 11/15/2008
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Nonqualified Stock Option
(right to buy)                         $24.75      11/16/1999                                                 11/15/2000 11/15/2009
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Nonqualified Stock Option              $41.813     11/21/2000                                                 11/20/2001 11/20/2010
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Nonqualified Stock Option
(right to buy)                         $49.00      10/01/2001                                                 09/30/2002 09/30/2011
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Phantom Stock Units                    1-for-1     11/23/2001                                                 (1)        (1)
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Nonqualified Stock Option
(right to buy)                         $47.72      10/07/2002                                                 10/06/2003 10/06/2012
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--------------------------------------------------------------------------------------------------------
7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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Common Stock     3,000(a)                           3,000             D
-----------------------------------------------------------------------------------------------
Common Stock     17,600(b)                          20,600            D
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Common Stock     20,068(b)                          40,668            D
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Common Stock     7,542(b)                           48.210            D
-----------------------------------------------------------------------------------------------
Common Stock     18,000(b)                          66,210            D
-----------------------------------------------------------------------------------------------
Common Stock     13,000(b)(c)                       79,210            D
-----------------------------------------------------------------------------------------------
Common Stock     10,000(b)(c)                       89,210            D
-----------------------------------------------------------------------------------------------
Common Stock     15,000(b)(c)                       104,210           D
-----------------------------------------------------------------------------------------------
Common Stock     21,380            $49.06           125,590           D
-----------------------------------------------------------------------------------------------
Common Stock     10,000(b)(c)                       135,590           D
-----------------------------------------------------------------------------------------------
Explanation of Responses: (a) Stock options originally granted on January 17, 1996 under the Woodward
Governor Company 1996 Long-Term Incentive Compensation Plan remaining upon partial attainment of performance goals for Fiscal Year 1996. (b) Grant to reporting person of option to buy shares of common stock under the Woodward Governor Company 1996 Long-Term Incentive Compensation Plan is an
exempt transaction under Rule 16b-3. (c) Shares become exercisable at the rate of 25% per year beginning one year from date of grant.
(1) The phantom stock units were accrued under the Woodward Governor Company Unfunded Deferred
Compensation Plan No. 2 and are to be settled in 100% cash upon separation from the Company.







                                                                                /s/ Stephen P. Carter             October 25, 2002
                                                                             -----------------------------------  ----------------
                                                                             **Signature of Reporting Person       Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, SEE Instruction 6 for procedure.

HTTP://WWW.SEC.GOV/DIVISION/CORPFIN/FORMS/FORM.HTM
LAST UPDATE: 09/05/2002

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